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SEC
Mail Processing
Section

FEB 24 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MYSTIC CAPITAL MARKETS GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 MADISON AVENUE, SUITE 402
(No. and Street)

NEW YORK, NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks 678-679-8642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPAs PC
(Name – *if individual, state last, first, middle name*)

316 Alexander St., Ste 4, Marietta, GA 30060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Klossner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MYSTIC CAPITAL MARKETS GROUP, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

FATIMA TEOS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TE6317345
Qualified in Westchester County
My Commission Expires January 06, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2015
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mystic Capital Markets Group, LLC

We have audited the accompanying statement of financial condition of Mystic Capital Markets Group, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Mystic Capital Markets Group, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mystic Capital Markets Group, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Mystic Capital Markets Group, LLC's financial statements. The supplemental information is the responsibility of Mystic Capital Markets Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:		
Cash	$	189,005
Prepaid insurance		978
Prepaid CRD		243
Total current assets		190,226
TOTAL ASSETS	$	190,226

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	7,038
Due to Parent		1,475
TOTAL LIABILITIES		8,513
MEMBER'S EQUITY		181,713
TOTAL LIABILITIES & MEMBER'S EQUITY	$	190,226

The accompanying notes are an integral part
of these financial statements.

Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Fee Revenue	$	475,256
Reimbursed Expense		236
Total revenues	$	475,492
OPERATING EXPENSES:		
Payroll		293,454
Legal and professional fees		24,029
Insurance		13,244
Rent		12,000
Regulatory fees		7,066
Computer and technology		1,800
Telephone		1,800
Business development		600
Office		300
Taxes and licenses		189
Total expenses		354,482
NET INCOME	$	121,010

The accompanying notes are an integral part
of these financial statements.

Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Prior Period Adjustment (Note 8)	$	8,533
MEMBER'S EQUITY, JANUARY 1		52,170
Net Income		121,010
MEMBER'S EQUITY, DECEMBER 31	$	181,713

The accompanying notes are an integral part
of these financial statements.

Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:	
Net income	$ 121,010
Adjustments to reconcile net income to net cash used by operating activities	
Increase in prepaid CRD	(243)
Decrease in accounts payable and accrued expenses	(245)
Decrease in due to parent	(46,020)
Net cash used by operating activities	74,502
NET INCREASE IN CASH	74,502
CASH AT BEGINNING OF YEAR	114,503
CASH AT END OF YEAR	$ 189,005

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Mystic Capital Markets Group, LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective November 19, 2012. The Company is a limited liability company organized under the laws of the State of Delaware and a wholly owned subsidiary of Mystic Capital Advisors Group, LLC (the "Parent" and sole member).

The Company provides investment banking services including merger and acquisition advisory, capital raising, strategic advisory, and fairness opinions/valuations.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenues are recognized as earned, normally for services rendered and upon closing for placement transactions. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Income Taxes

The Company is a limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The member files income tax returns in the U.S. in both federal jurisdiction and state jurisdictions. With few exceptions, the Company is no longer subject to U.S federal, state or local tax examinations by tax authorities for tax years before 2012.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $180,492 which was $175,492 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 4.72%.

4. CONCENTRATIONS

For the period January 1, 2015 through December 31, 2015, the Company's revenue was earned from a three customers, and 86% of the Company's revenue was derived from one customer.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

5. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 440) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2015.

6. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

7. RELATED PARTY – DUE TO PARENT

The Company has an expense sharing arrangement with its member to pay certain expenses. Under this arrangement, it paid $371,525 for 2015 and owes its member $1,475 as of December 31, 2015.

8. PRIOR PERIOD ADJUSTMENT

The Company made an entry to the beginning balance of retained earnings for $8,533 related to payable accruals that should have been written off in 2013 and 2014. The effect of which would have been an increase in net income of $4,800 in 2014 and $3,733 in 2013.

Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

SCHEDULE I

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 181,713
DEDUCTIONS AND/OR CHARGES:	
Prepaid Insurance	(978)
Prepaid CRD	(243)
NET CAPITAL	$ 180,492
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	7,038
Due to parent	1,475
Total aggregate indebtedness	$ 8,513
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	$ 175,492
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 179,641
Percentage of aggregate indebtedness to net capital	4.72%

There is no difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) amended FOCUS report as of December 31, 2015

Mystic Capital Markets Group, LLC

DECEMBER 31, 2015

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k) (2) (i) of the rule. The Company does not hold funds or securities for, or owe money or securities to customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k) (2) (i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mystic Capital Markets Group, LLC

We have reviewed management's statements, included in the accompanying Mystic Capital Markets Group, LLC Annual Exemption Report, in which (1) Mystic Capital Markets Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mystic Capital Markets Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Mystic Capital Markets Group, LLC stated that Mystic Capital Markets Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mystic Capital Markets Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mystic Capital Markets Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 15, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

MYSTIC CAPITAL

EXEMPTION REPORT

Mystic Capital Markets Group, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2015, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Mathew Klossner

Name

[signature]

Authorized Signature

COO

Title

February 15, 2016

Date